Douglas Emmett, Inc.

808 Wilshire Boulevard, 2nd Floor, Santa Monica, California 90401
Telephone 310.255.7700 Facsimile 310.255.7701

June 17, 2016

VIA EDGAR

Jennifer Monick, Assistant Chief Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Douglas Emmett, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed on February 19, 2016
File No. 1-33106

Douglas Emmett, Inc.
Form 10-Q for the quarterly period ended March 31, 2016
Filed May 6, 2016
File No. 1-33106

Dear Ms. Monick:

We are in receipt of your letter dated June 7, 2016 regarding a follow-up comment to the above referenced filings. For your convenience, the comment contained in your letter is reprinted below in italics followed by our response:

Form 10-Q for the quarterly period ended March 31, 2016

Notes to the Consolidated Financial Statements

3. Investments in Real Estate, page 13

1.COMMENT:

We note your response to our prior comment 1. It appears that you continue to consolidate the joint venture after you reduced your ownership interest to 30%. Please tell us how you determined it is appropriate to consolidate this joint venture after you reduced your ownership interest to 30%. Within your response, please reference the authoritative accounting literature management relied upon.

COMPANY RESPONSE:

During the second quarter of 2016, we closed the sale of half of our membership interests (representing 30%) in the above-referenced joint venture (the “Joint Venture”) to an unaffiliated third party, reducing our ownership to 30%, which is discussed in the subsequent events note in our Form 10-Q.

In determining whether to consolidate the Joint Venture, we considered ASC 810 Consolidation, updated by ASU 2015-02, which was adopted by us in Q1 2016.

Douglas Emmett, Inc. (“DEI”) has concluded that in accordance with ASC 810-10-05-03, the Joint Venture is similar to a limited partnership based on governing provisions that are the functional equivalent of a limited partnership. Further, DEI, as the managing member, is the functional equivalent of a general partner. Therefore, we considered the criteria for limited partnerships and similar entities in evaluating consolidation treatment of the Joint Venture.

Because the Joint Venture lacks both substantive participating rights for the limited partners and substantive kick-out rights, and its structure meets the anti-abuse clause, the Joint Venture is a Variable Interest Entity (“VIE”) under the consolidation guidance and should be evaluated for consolidation under the VIE model.

We determined that DEI has a controlling financial interest in the Joint Venture under ASC 810-10-25-38A (and hence is its primary beneficiary) because:

1.
Under the Joint Venture’s Operating Agreement, DEI, as the managing member, has the power to direct the activities of the Joint Venture that most significantly impact the Joint Venture’s economic performance (including leasing, budgeting, financing, and operating and maintaining the Joint Venture’s properties); and

2.
DEI has the obligation to absorb losses of the Joint Venture that could potentially be significant to the Joint Venture and the right to receive benefits from the Joint Venture that could potentially be significant to the Joint Venture.

Accordingly, we concluded that DEI should consolidate the Joint Venture in accordance with ASC 810 (as updated).

In connection with this response, Douglas Emmett, Inc. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7763.

Sincerely,

/s/ Mona M. Gisler
Mona M. Gisler
Chief Financial Officer
Douglas Emmett, Inc.